INVEST IN **HARMONY TURBINES INC.**

Redefining Small-Scale Residential Wind Turbines with our Patented Furling Technology


Patented Furling Technology
Harmony Fully Open
Harmony Partly Open

harmonyturbines.com Lebanon, PA

Climate Change | Agriculture & Agtech | Energy

Highlights

1. Patented furling system providing protection from high winds while still generating full power
2. Proprietary SAF (Simplified Axial Flux) Generator to meet the RPM needs of our turbines
3. Proprietary charge controller to work efficiently with our SAF Generator
4. Full-size ALPHA unit installed on our rooftop, allowing for real-world data acquisition
5. Performed extensive wind tunnel testing to find new scoop geometries with improved performance
6. Begun fabrication of new scoop geometries to determine performance at full-scale

Featured Investor



Robert HADFIELD
Syndicate Lead

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Invested $7,501

Bob has expertise in new business development, product development, M&A work, forming strategic alliances and sales function assessment.

"In my over 10 years of knowing Chris Moore and getting a chance to work with him, his wife, and his team of technicians and specialists, I've seen impressive results from their dedication, commitment, creativity, knowledge, and expertise. Chris' patented design establishes a new approach to the traditional Savonius VAWT (Vertical Axis Wind Turbine) device. Its simplicity belies the fact that it is an entirely new design with technical and design attributes that make its efficiency and effectiveness truly unique. There has been great progress made recently that enables Harmony Turbines to move from the Alpha testing phase to the Beta testing phase. The result of Beta testing will validate and rationalize the efficacy of Harmony Turbines offer. Based on successful BETA testing, the plan is to move right into pre-orders and low-volume production for the first Harmony Turbines customers! Additionally, with the amount of domestic and international interest and the market applications for this design, we have already identified a number of opportunities in many market segments. This is a critically important time for Harmony to continue its journey to commercialization and ultimate success."

Our Team



Christopher Moore President / CEO

Entrepreneur, inventor, tinkerer working with Clean Energy technologies for over 25 years doing everything that I can to make the world and our lives better than they are today. Challenges never scare me; closed-minded people scare me!

I started Harmony Turbines because I wanted to help ensure that we left our planet in better shape than we found it. Mass adoption of residential wind power generation will help eliminate our need for fossil fuels! Let's help each other and our precious planet at the same time!



Cheryl Moore Secretary & Treasurer / COO

Cheryl has 20+ years of office, HR, IT and analytics



Cheryl has 20+ years of office, HR, IT and analytics experience. She has a M.S. in Information Systems, with a B.S. in Human Resources Management. Having owned 2 companies of her own, she's excited to apply her many skills to Harmony Turbines.



Robert HADFIELD   Business Mentor (volunteer)

Strategic & Business Development Advocate with experience in Executive Management, Global and Domestic Strategic Planning, Product Development, New Business Development, International Sales and Marketing, and Forming Strategic Alliances.



Jeremy Good   CAM / CNC Machining Lead

Jeremy is a CNC Programmer with over 20 years of experience in the trade. Constantly exploring new ideas and methods, he is always ready for the next challenge. He is looking forward to exploring the infinite possibilities at Harmony.



Jeshwanth Dharna   Electronics Engineer

Jeshwanth holds a MS in Electrical Engineering and has strong expertise in embedded systems, firmware development, and hardware integration. He is focusing on charge controller development, performance monitoring, and electronics troubleshooting.



Sree Vidya Jagatap   Electronics Engineer

Sree Vidya has practical industry experience in the development of advanced electronic systems, problem-solving, optimizing designs, and collaborating closely with teams to bring creative ideas into functional, real-world solutions.



Dallas Heblow   Shop Assistant

Dallas has a wide variety of knowledge and experience, both in and out of the shop, ranging from metalworking to digital media. He brings an open minded mentality and a drive to find a solution to any problem.



Hannah Salmeron   Communications Specialist

Hannah is a proud wife and mother of three young and active boys. She is thrilled to embark on this new adventure with Harmony. She focuses on Harmony's social media presence as well as other written communications and special projects.



Robert Jonasar   Design Engineer (volunteer)

Robert started his first (and only) job, as a fresh faced 20y old in 1984 as a wireman. Over the years he has done



production, product development and customer support. In the last 15 years he has been doing CAD design for various customers.

Small-Scale Wind Turbine Systems that Make Sense!

At Harmony Turbines, it's no coincidence that we take inspiration from the Yin and Yang symbol when it comes to our wind turbine technology. That's because we are founded on the concept of working in a balance with nature - not against it. With the focus on convenience, ease of use, features, and cost, our goal is to become the next global standard in residential and small-scale wind power generation. Due to our patented advanced furling system, we feel our units will not only withstand a greater range of forces from nature, producing full power during high wind events, but that they will do it in style, being beautiful, silent in operation, and posing no danger to people or wildlife.


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The Problems with Small-Scale Wind Turbines

You often see solar panels on homes, small and large structures, and in backyards. But how many people do you know who have a wind turbine on their personal property or business? Our guess is probably not many. Why is that?

Small wind turbines have yet to become widespread due to several key challenges


Expensive with
Low ROI
Unattractive
and Noisy
Regulatory
Hurdles
Prone to
Destruction

We believe the residential and small-scale wind turbine industry is largely an UNTAPPED market currently hindered by several factors such as being unsightly and/or noisy leading to regulatory hurdles, they can be quite expensive leading to low ROI, and they can be easily destroyed by high winds.

Don't despair! Our goal at Harmony Turbines is to fix as many of these issues as possible. We're working hard to make our turbines more affordable, quieter, and elegant in their functionality. Our furling technology is focused on delivering full power while still protecting our units in high winds that can otherwise shut down or destroy competing technologies.

Our Solution: A New Spin, Making Wind Power Smarter and Accessible To Everyone

We see ourselves as the "smartphone" of small-scale and residential wind turbines in an age where everyone else is still in the suitcase and bag-phone era, severely outdated! The size of our turbine is intended for small-scale use such as for homes, farms, backyards and small business buildings. We are developing what we believe to be superior wind turbine products that can work efficiently in a wider range of wind conditions.

WHAT MAKES US UNIQUE is our *patented furling system,* protecting our turbines while producing full power during high winds....

Watch a quick demonstration of how our furling technology works:


https://HarmonyTurbines.com
Educational Side by Side
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TURBINES


WIND METER
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The Market: An Estimated $3.47B Market

We plan to initially target the Residential market with our Harmony Turbines product launch. The size of our turbine is intended for small-scale use such as homes, farms, backyards and small business buildings. We believe this to be a largely untapped market with great potential for future growth.

Our design is scalable, making it easy to modify for larger and smaller applications. We believe the Marine and Recreational sectors are large markets for our smaller versions, which we plan to develop after our residential size is launched.

All of these markets have great potential, and currently have what we believe to be very little competition.


$3.47 Billion
Estimated Total Addressable Market (TAM) in the U.S.
$1.70 Billion
Residential
Potential market based on a 3% adoption rate among 22.6M homes
$1.50 Billion
Marine
Potential market based on a 5% adoption rate among 11.8M registered boats
$275 Million
Recreational Vehicles
Potential market based on a 1% adoption rate among 11M registered RV's

Our Traction: Global Interest and our Progress

Global Interest

- We have amassed a large audience consisting of investors (3,000+), social media followers (44,000+), people interested in either BETA testing (600+) or partnering with us for sales, marketing, distribution, manufacturing and

building projects (500+), and people just waiting to purchase our turbines once they're on the market (700+). That is a total of over ***48,000 potential customers*** already tuned in and waiting for our product launch! We believe we're on the right track!

- We've raised over $3.5M USD from over 3,000 investors worldwide. These people believe in our product and the positive impact it could have on the planet, and have chosen to support us through investing in our company.

Current Tech Progress

- **Patented furling system** - Our technology, though revolutionary (no pun intended), has already been in real-world testing for over 2 years without any significant issues. We are currently working on improving our onboard proprietary control systems which intelligently decide when furling occurs and just how much is required.

- **Generator:** The generator is the device that converts the energy from the spinning shaft of our turbine into electricity. Our wind turbine is a low-RPM device, which works best with a low-RPM generator. After testing many off-the-shelf generators, hoping to find something we could use with our turbines, we came up empty-handed. Did we give up? NO! We INNOVATED! We recently designed and developed our very own SAF (Simplified Axial Flux) generator that will finally meet the very specific needs of our low-RPM wind turbine design. Check out our **LIVE YouTube reveal from June 2025**:


Harmony's LIVE SAF Generator Reveal
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Excerpt from June 5, 2025 LIVESTREAM
~LIVE Harmony SAF Generator Reveal~

- **Charge Controller:** The charge controller is the device that takes the electricity from the generator and sends it to a storage system. We tested many off-the-shelf charge

controllers, hoping we'd find one that would meet the needs of our project. As it turns out, the SAF generator we invented is so powerful, it blew up those charge controllers! Is that stopping us? NO! Again, we've chosen to innovate and are currently in the process of developing our own proprietary charge controller, custom-built for our turbines' needs.


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- **Scoop Geometry and Arrangement** - we've conducted extensive wind tunnel testing on 130+ miniature versions of all different shapes and sizes of our turbine scoops. Whenever we find something promising we examine the practicality of building a *full-size* version to test the results in actual wind. This approach allows us to launch our product with a wind turbine that should out-perform competing models and still gives us the ability to continue development on the back-end to find even more exciting designs down the road.


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Next Steps: ALPHA / BETA Testing, then Production!

We are still in development and not yet in production. For a successful product launch, we plan to bring our turbines to market when our furling system, SAF generator, and charge control systems are functioning at an MVP (Minimum Viable Product) level.

We have an ALPHA unit installed on our rooftop which we're using to test our furling algorithms, SAF Generator and charge controller. We'll also be testing an improved scoop geometry on another ALPHA unit soon. Once we are satisfied with the performance of our ALPHA units, we plan to begin BETA testing where we roll things out to a broader platform.

We've already begun scoping out a few BETA site locations and plan to initially roll out several BETA sites within a few hours drive of our headquarters. Eventually we plan to roll out additional BETA sites further away from our location so we can gather data where various weather and environmental factors differ from what we experience here in Central Pennsylvania. When our BETA testing is deemed successful, we then plan to begin taking our initial orders and moving into low-volume production for our first Harmony Turbines customers!


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Why are we Raising Funds Again?

Since we're not in production yet, we don't have a steady revenue stream at present. Crowdfunding allows us to have the funds to continue our R&D efforts, paying our employees, rent, insurance, etc. We are hopeful that the funds we raise through this Wefunder campaign will bridge the gap between now and when we are in low-volume production and in a revenue-

positive state.

Why Invest?

We believe there are several ways our products will disrupt the wind turbine industry, which could mean impressive returns for you:

1. With better battery and storage tech being developed, a new era of decentralized power generation is likely to emerge around the world. We believe reliable small-scale wind and solar solutions will be key to this movement, so our timing to introduce Harmony Turbines to the market couldn't be better.

2. Our large community is watching and waiting for our product launch. That's over 48,000 potential customers before we even launch!

3. Our patented furling technology is designed to handle high wind situations, allowing our turbines to produce full power while being protected through winds that can shut-down or destroy other products on the market.

4. The size of our turbine is intended for small-scale use such as homes, farms, backyards and small business buildings. We believe this is largely an untapped market with great potential.

5. While the small-scale wind turbine market already includes some players, it remains a dynamic and evolving space with room for innovation. Harmony Turbines has the opportunity to differentiate itself through unique design, improved efficiency, and user-focused features. By addressing current limitations in small wind technology, we believe Harmony can position itself as a leader in this growing sector.

6. There may be an additional market for our SAF Generator, as it could be applied to many other low-RPM applications besides our Harmony turbines.

7. Our turbine design is scalable, and could be made much larger for industrial applications as well as considerably smaller for recreational use such as the boating, camping and RV markets, therefore expanding the markets which we can enter.

8. Our patented Axial Flux Generator *with Variable Air-Gap*...(not to be confused with our SAF generator) has not yet been fully developed because it is not the best solution

for small-scale applications. However, we believe that once developed, this highly innovative generator design could have widespread applications in the large-scale industrial wind turbine industry. We plan to come back to this development path after we have our initial products on the market. We believe this generator could have significant positive implications and market potential for Harmony Turbines and its investors down the road.

In Summary

Harmony Turbines was born from the desire to create a simple, efficient and affordable residential wind turbine that could meet the needs of most homeowners. Our goal is to develop a product that can achieve mass adoption in the residential and small-scale marketplace by addressing the deficiencies that have largely been overlooked by the products currently on the market. We believe our patented furling technology, SAF generator and charge controller will offer more power and better reliability - giving a better ROI (Return on Investment) over a wider range of wind speeds.

NOW is the time to invest in sustainable technology, making a difference in our society and helping our planet. Won't you please join us in our efforts by investing today?


Why wait for change... when you can BE the change?
Join us as we build a a cleaner and more resilient future for our planet.

Did you know that our technology caught the attention of several social media influencers? Geek out with these videos we were featured in!

- Disruptive Investing's

“Revolutionizing Small-Scale Wind Power!” (Mar 2025):



Revolutionizing Small-Scale Wind Power! Harmony Turbine...
HARMONY TURBINES
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SMALL-SCALE WIND POWER
HARMONY TURBINES
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- Two Bit da Vinci’s “This Could CHANGE Home Wind Energy Forever!” (Oct 2024):



This Could CHANGE Home Wind Energy Forever!
DA VINCI
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HOME WIND POWER?
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- Matt Ferrell’s “Wind Turbines for Homes - A New Approach” (Jan 2024):



TBD
202: Wind Turbines for Homes - A New Approach
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Still TBD
Harmony With The Wind?
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Downloads

Harmony Turbines Pitch Deck.pdf